Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2021 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2020, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 31, 2021. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the exchange rate as of June 30, 2021.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own six photovoltaic plants, or PV Plants, that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MW, (ii) 51% of Talasol Solar S.L., or Talasol, which owns a photovoltaic plant with installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MW. In addition, we indirectly own: (i) 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 860 MW dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage project in the Manara Cliff in Israel, or the Manara PSP, (iii) Ellomay Solar S.L.U. that is constructing a photovoltaic plant with installed capacity of 28MW in the municipality of Talaván, Cáceres, Spain, or Ellomay Solar, and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

The following table includes information concerning our revenues per facility:

Name	Installed/ production Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the six months ended June 30, 2020 (in thousands)[2]	Revenue in the six months ended June 30, 2021 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed panels	July 2010	N/A	€347	€423
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€257	€314
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€427	€539
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed panels	June 2011	N/A	€210	€258
“Talmei Yosef”	9,400 kWp	Talmei Yosef, Israel	PV – Fixed panels	November 2013	0.9857[3] (NIS/kWh)	€536[4]	€590
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed panels	December 2020	N/A	-[5]	€11,202[5]
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	Biogas	November 2017	N/A	€1,492	€1,727
“Goren Gas Oude-Tonge”	3.8 million Nm3 per year	Oude-Tonge, the Netherlands	Biogas	June 2018	N/A	€945	€1,552
“Groen Gas Gelderland”	7.5 million Nm3 per year[6]	Gelderland, the Netherlands	Biogas	April 2017	N/A	-[7]	€2,850

1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3. The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 1.005/kWh in 2020 and decreased to NIS 0.9946/kWh in 2021.

4. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €2.2 million for the six months ended June 30, 2020 and 2021, only revenues related to the ongoing operation of the plant in the amount of approximately €0.5 million and approximately €0.6 million for the six month periods ended June 30, 2020 and 2021, respectively, are recognized as revenues.

5. The Talasol PV Plant is 51% owned by us. As it was connected to the Spanish national grid at the end of December 2020 and achieved PAC (Preliminary Acceptance Certificate) on January 27, 2021, no revenues were recorded in connection with this PV Plant for the six months ended June 30, 2020 and until PAC was achieved in January 2021. Revenues generated during January 2021 and until achievement of PAC (in the amount of approximately €0.9 million) were capitalized to fixed assets.

6. This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

7. This plant was acquired on December 1, 2020, therefore revenues for the period prior to the acquisition are not reflected herein.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 18 Rothschild Blvd., 1st Floor, Tel Aviv 6688121, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report, in note 2 of our consolidated annual financial statements and in note 2 of our condensed consolidated interim financial statements as at June 30, 2021, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Spain, Israel and Italy), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Bio Gas) in the Netherlands (iv) pumped storage hydro power plant in Manara, Israel (v) Talasol and (vi) Ellomay Solar . For more information see note 9 of our condensed consolidated interim financial statements as at June 30, 2021.

Results of Operations

Six Months Ended June 30, 2021 Compared with Six Months Ended June 30, 2020

Revenues were approximately €19.5 million for the six months ended June 30, 2021, compared to approximately €4.2 million for the six months ended June 30, 2020. This increase is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues. The increase is also attributable to the acquisition of the Groen Gas Gelderland B.V. biogas facility, or the Gelderland Biogas Plant, in December 2020 and to improved operational efficiency at our biogas plants in the Netherlands.

Talasol PV Segment.  Revenues from our Talasol PV segment were approximately €11.2 million for the six months ended June 30, 2021, compared to 0 for the six months ended June 30, 2020. The increase resulted from the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €1.5 million for the six months ended June 30, 2021, compared to approximately €1.2 million for the six months ended June 30, 2020. The increase mainly resulted from an adjustment pursuant to Article 22 of the Spanish Royal Decree 413/2014 due to upper and lower limits market price estimations defined in the calculation of the remuneration parameters, applied to reduce uncertainty resulting from deviations in the market price. Article 22 provides that when the annual average price of the daily and intraday market is outside these limits, a positive or negative adjustment is applied to the annual remuneration calculation.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €2.1 million for each of the six month periods ended June 30, 2021 and 2020.

Dorad Segment.  Our share in the revenues of Dorad was approximately €22.9 million (approximately NIS 90.3 million) for the six months ended June 30, 2021, compared to approximately €28.8 million (approximately NIS 111.3 million) for the six months ended June 30, 2020. The decrease in Dorad’s revenues is mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers for the six months ended June 30, 2021.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €6.1 million for the six months ended June 30, 2021, compared to approximately €2.4 million for the six months ended June 30, 2020. The increase in revenues is due to the acquisition of the Gelderland Biogas Plant in December 2020 and to improved operational efficiency at our other biogas plants in the Netherlands.

Operating expenses were approximately €7.5 million for the six months ended June 30, 2021, compared to approximately €2.1 million for the six months ended June 30, 20. The increase in operating expenses is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021 and the acquisition of the Gelderland Biogas Plant in December 2020.

Talasol PV Segment.  Operating expenses in connection with our Talasol PV segment were approximately €2 million for the six months ended June 30, 2021, compared to 0 for the six months ended June 30, 2020. The increase resulted from the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues and operating expenses.

Spanish PV Segment. Operating expenses in connection with our Spanish PV segment were approximately €0.4 million for each of the six month periods ended June 30, 2021, compared to approximately €0.2 million for the six months ended June 30, 2020. The increase resulted from repair works carried out at the Rinconada II PV Plant due to damage caused by theft. We expect to receive indemnification for such damage from the insurance company in the coming months.

Israeli PV Segment. Operating expenses in connection with our Israeli PV segment were approximately €0.2 million for each of the six month periods ended June 30, 2021 and 2020.

Dorad Segment. Operating expenses in connection with our Dorad segment were approximately €18 million (approximately NIS 71 million) for the six months ended June 30, 2021, compared to approximately €22.9 million (approximately NIS 88.2 million) for the six months ended June 30, 2020. The decrease in Dorad’s operating expenses is mainly due to a decrease in production and in gas prices.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €4.9 million for the six months ended June 30, 2021, compared to approximately €1.7 million for the six months ended June 30, 2020. The increase is mainly attributable to the acquisition of the Gelderland Biogas Plant in December 2020.

Project development costs were approximately €1.1 million for the six months ended June 30, 2021, compared to approximately €2.3 million for the six months ended June 30, 2020. The decrease in project development costs is mainly due to capitalization of expenses in connection with the Manara PSP commencing the fourth quarter of 2020.

General and administrative expenses were approximately €2.6 million for the six months ended June 30, 2021, compared to approximately €2.2 million for the six months ended June 30, 2020. The increase is mostly due to increased D&O liability insurance costs and to the Talasol PV Plant's expenses following the achievement of PAC of the Talasol PV Plant on January 27, 2021.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was a loss of approximately €0.8 million for the six months ended June 30, 2021, compared to a profit of approximately €0.9 million in the six months ended June 30, 2020. The decrease in the Company’s share of profit of equity accounted investee is mainly attributable to the decrease in Dorad’s revenues and higher financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

Financing expenses, net was approximately €6.2 million for the six months ended June 30, 2021, compared to approximately €1.1 million for the six months ended June 30, 2020. The increase in financing expenses, net, was mainly due to €0.8 million of expenses due to the early repayment of our Series B Debentures and financing expenses in connection with the Talasol PV Plant previously capitalized to fixed assets that are recognized in profit and loss starting from PAC, including approximately €1.1 million of interest on bank loans, €0.6 million of swap related payments, €0.7 million of expenses in connection with the Talasol PV Plant project finance and approximately €0.9 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol.

Taxes on income were approximately €0.1 million for the six months ended June 30, 2021 and 2020.

Net loss was approximately €5.8 million for the six months ended June 30, 2021, compared to approximately €4.3 million for the six months ended June 30, 2020.

Total other comprehensive loss was approximately €4.7 million for the six months ended June 30, 2021, compared to a profit of approximately €9.2 million for the six months ended June 30, 2020. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €10.5 million for the six months ended June 30, 2021, compared to approximately €13.5 million for the six months ended June 30, 2020.

Impact of Inflation and Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in the Talasol PV Plant, in our Spanish PV Plants and in the Waste-to-Energy Projects are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with our Spanish PV Plants (including the Talasol PV Plant) is denominated in euro and bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2020	2019	2021	2020
Appreciation (Devaluation) of the euro against the NIS	1.7%	(9.6%)	(1.8)%	0.1%

The semi-annual rate of inflation in Israel was 1.6% in the six months ended June 30, 2021, compared to an inflation rate of approximately (0.7%) in the six months ended June 30, 2020.

The representative NIS/euro exchange rate was NIS 3.875 for one euro on June 30, 2021 and NIS 3.883 for one euro on June 30, 2020. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2021 and 2020 were NIS 3.936 and NIS 3.861 for one euro, respectively. The exchange rate as of September 1, 2021 was NIS 3.784 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain or continued financial distress of the Israel Electric Corporation could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing facilities or to revise the incentive regimes that currently governs the sale of electricity in Italy, Spain and Israel.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “ “Item 3.D: Risk Factors - Risks Related to our Israeli Operations”, Item 3.D: Risk Factors - Risks Related to the Manara PSP,” “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018.

Liquidity and Capital Resources

As of September 1, 2021, we held approximately €72.5 million in cash and cash equivalents and approximately €7.2 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to implement our project development plans and to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of our Spanish PV Plants, including the Talasol PV Plant. In January 2014 and June 2014 we issued the Series A Debentures, which were repaid by us in full in January 2020. In March 2017 we issued the Series B Debentures, which were repaid by us in full in March 2021. In July 2019, October 2020 and February 2021 we issued the Series C Debentures and in February 2021 we issued the Series D Convertible Debentures. In addition, in February 2021, the Manara PSP Project Finance reached financial closing. The Talmei Yosef PV Plant, our PV Plants in Spain and our Biogas Plants also obtained project financing. We will require additional funds in order to advance the projects that are currently under development or that will be developed in the future. In addition, during 2020 we issued ordinary shares and warrants in private placements to Israeli classified investors and issued a tradable series of options’ to purchase our ordinary shares. For more information concerning our financing activities, see “Item 5.B. Liquidity and Capital Resources” of our Annual Report.

As of June 30, 2021, we had working capital of approximately €30.8 million. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2021, we held approximately €67.3 million in cash and cash equivalents and approximately €10.2 million in short-term and long-term restricted cash, compared with approximately €66.8 million was in cash and cash equivalents, approximately €1.8 million in marketable securities, approximately €8.1 million in short-term deposits and €9.9 million long-term restricted cash and deposits we held at December 31, 2020.  The change in cash and cash equivalents is mainly due to proceeds from the exercise of warrants and from the issuance of our Series C and Series D Debentures, offset by the early repayment of our Series B Debentures, the principal repayment of our Series C Debentures and expenditure in connection with the Manara PSP.

From 2017 through September 1, 2021, we made capital expenditures of an aggregate amount of approximately NIS 48.6 million (approximately €12.5 million) in connection with the acquisition of the Talmei Yosef PV Plant. The aggregate capital expenditures in connection with the Manara PSP through September 1, 2021 were approximately NIS 235.6 million (approximately €60.6 million as per the exchange rate as of June 30, 2021). From 2017 through September 1, 2021, capital expenditures incurred by the project companies in connection with the Waste-to-Energy projects in the Netherlands was approximately €33.6 million. From 2017 through March 15, 2021, we made aggregate capital expenditures of approximately €221.2 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with PV Plants under development and construction in Europe and Israel, including amounts recorded in the general and administrative expenses, was approximately €9.7 million.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2021	2020
	(euro in thousands)
Net cash from (used in) operating activities	6,397	(1,926)
Net cash used in investing activities	(52,764)	(55,359)
Net cash from financing activities	44,292	64,365
Exchange differences on balances of cash and cash equivalents	2,487	(357)
Increase in cash and cash equivalents	414	6,723
Cash and cash equivalents at beginning of period	66,845	44,509
Cash and cash equivalents at end of period	67,259	51,232

Operating activities

In the six months ended June 30, 2021, we had a net loss of approximately €5.8 million. Net cash from operating activities was approximately €6.4 million.

In the six months ended June 30, 2020, we had a net loss of approximately €4.3 million. Net cash used in operating activities was approximately €1.9 million.

Investing activities

Net cash used in investing activities was approximately €52.7 million in the six months ended June 30, 2021, primarily due to the Talasol PV Plant and the Manara PSP.

Net cash used in investing activities was approximately €55.4 million in the six months ended June 30, 2020, primarily due to the acquisition of fixed assets in connection with the Talasol Project and investment in restricted cash due to the financing and investment in the Talasol Project in April 2019.

Financing activities

Net cash from financing activities in the six months ended June 30, 2021 was approximately €44.3 million, resulting mainly from proceeds from long term loans from banks and others, proceeds from the exercise of warrants and from the issuance of our Series C and Series D Debentures, offset by the early repayment of our Series B Debentures and the partial principal repayment of our Series C Debentures.

Net cash from financing activities in the six months ended June 30, 2020 was approximately €64.4 million, resulting mainly from withdrawals under the project finance agreement of the Talasol Project, in an aggregate amount of €80.4 million.

As of June 30, 2021, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our outstanding Debentures.

As of June 30, 2021, our total current assets amounted to approximately €82.8 million, of which approximately €67.3 million was in cash and cash equivalents, compared with total current liabilities of approximately €52 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2020, our total current assets amounted to approximately €66.2 million, of which approximately €51.2 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €18.8 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

Contractual Obligations

As of June 30, 2021, except as detailed above there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands Biogas Projects are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our Italian PV Plants and the Netherlands Biogas Projects is denominated in euro and the financing we have in connection with our Italian PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we previously utilized forward transactions to manage the foreign exchange risk resulting from our euro based operations and we entered into a Cross Currency Swap transaction in connection with the issuance of our Series C Debentures.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction, including transactions entered into in connection with the project finance agreement of the Talasol Project, see note 7 of our condensed consolidated interim financial statements as at June 30, 2021.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please see also note 1 of our condensed consolidated interim financial statements as at June 30, 2021 for additional disclosure in connection with the Covid-19 pandemic. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.